Exhibit 3.14

CERTIFICATE OF MERGER

OF

RANCHITO OPERATING CO., INC., a Texas corporation

WITH AND INTO

MRC DRILLING COMPANY, a Texas corporation

Pursuant to Chapter 10 of the Texas Business Organizations Code, Ranchito Operating Co., Inc., a Texas corporation, and MRC Drilling Company, a Texas corporation, adopt the following Certificate of Merger.

1.	The name, type of entity, state of incorporation and file number issued by the Secretary of State of the State of Texas for each of the companies participating in the merger are as follows:

Name of Entity	Type of Entity	State	File Number
Ranchito Operating Co., Inc.	For Profit Corporation	Texas	800639905
MRC Drilling Company	For Profit Corporation	Texas	800596124

2.	MRC Drilling Company, a Texas corporation is the surviving entity (the “Survivor”).

3.	Ranchito Operating Co., Inc., a Texas corporation is the disappearing entity (the “Target”).

4.	An Agreement and Plan of Merger providing for the merger of the Target with and into Survivor, resulting in Survivor being the surviving corporation in the merger (the “Merger”) has been approved as required by the laws of Texas and by the governing documents of the Target and the Survivor.

5.	The Certificate of Formation and the Bylaws of the Survivor prior to the Merger will be the Certificate of Formation and the Bylaws of the surviving domestic corporation, except that the Agreement and Plan of Merger amends the Certificate of Formation and Bylaws of the Survivor to effect a name change of the surviving corporation. Section 2 of the Certificate of Formation of the Survivor shall be deleted in its entirety and replaced with a new Section 2 which shall read in its entirety as follows:

“2.	The name of the corporation is MRC Permian Company.”

6.	An executed Agreement and Plan of Merger is on file at the principal place of business of the Survivor located at 5400 LBJ Freeway, Suite 1500, Dallas, Texas 75240; and a copy of the Agreement and Plan of Merger will be furnished by the Survivor, on written request and without cost, to any owner of each corporation that is a party to or created by the Agreement and Plan of Merger and to any creditor or obligee of the parties of the Merger at the time of the Merger if such obligation is then outstanding.

7.	The Survivor shall be responsible for the payment of all fees and franchise taxes and will be obligated to pay such fees and franchise taxes if the same are not timely paid.

8.	The Merger was authorized by the Survivor, which took all actions required by Texas law and its governing documents.

9.	The Merger was authorized by the Target, which took all actions required by Texas law and its governing documents.

10.	The Merger is to be effective when this Certificate of Merger is filed by the Secretary of State of Texas.

IN WITNESS WHEREOF, this Certificate of Merger is dated the 30th day of October, 2006.

RANCHITO OPERATING CO., INC., A Texas corporation

By:	/s/ Joseph Wm. Foran
Joseph Wm. Foran
President and Chief Executive Officer

MRC DRILLING COMPANY, A Texas corporation

By:	/s/ Matthew V. Hairford
Matthew V. Hairford
Vice President - Operations